4/7

04030483

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acclaim Energy Trust

*CURRENT ADDRESS 1800, 255 - 5 Avenue SW
Calgary, Alberta
Canada

THOMSON FINANCIAL
MAY 27 2004
PROCESSED

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34789 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY:

DAT : 5/26/04

File 140
Focus Energy
F-8 + F-80

ACCLAIM

Energy Trust

Stability Through Change

2002 Annual Report

CONTENTS

[illegible] MEETING

The annual general meeting of Acclaim's unitholders will be Thursday, May 29, 2003 at 3:00 p.m. in the Ballroom of the Metropolitan Centre, 333 4th Avenue S.W., Calgary, Alberta. All unitholders are welcome to attend. Those unable to do so are invited to complete, sign and return a proxy form.

[illegible]VIATIONS

ARTC	Alberta Royalty Tax Credit
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
GJ	gigajoule
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGLs	natural gas liquids
WI	working interest
WTI	West Texas Intermediate

Acclaim Energy Trust was dramatically transformed in 2002

with the combination of Acclaim and Ketch Energy Ltd. in October plus the acquisition of Elk Point Resources Inc. in early 2003.



Acclaim now has a market capitalization of approximately $500 million, natural gas and light oil weighted production in excess of 20,000 barrels of oil equivalent per day, reserves of 68 million barrels of oil equivalent providing a reserve life index of 9.5 years and a land base that exceeds 400,000 net undeveloped acres.

Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow monthly to unitholders on a 100 percent tax deferred basis. The Trust's tax deferred status is expected to continue into 2004.

Acclaim's trust units and convertible debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB respectively. As of March 2003, the Trust had over 125 million units outstanding.

Acclaim's Past

2000

Interaction Resources Ltd.
Production
~ 3,200 boe/d

Interaction restructuring
New management team starts April 4
Share consolidation on 5:1 basis effective May 24
Name change to Ketch Energy Ltd. effective May 24

Highland Energy Inc.
Production
~ 1,800 boe/d

Interaction acquires Highland (Announced in conjunction with Interaction restructuring)
Closing date: May 30

Caravan Oil and Gas Ltd.
Production
~ 1,800 boe/d

Ketch Energy acquires Caravan
Closing date: November 23

2001

Ketch Energy Ltd.
Production
~ 7,400 boe/d

Post Energy Corporation
Production
~ 6,700 boe/d

Ketch Energy acquires Post
Closing date: July 9
Spinoff: Kick Energy Corporation

Danoil Energy Ltd.
Production
~ 6,300 boe/d

Danoil merges with Western Facilities to create Acclaim Energy Trust
Closing date: April 23
Danoil shareholders receive one Acclaim unit per Danoil share
Western Facilities units are consolidated on 14:1 basis and changed into Acclaim units

Western Facilities Fund
Production ~ nil

financial stability



13,000
0
99
00
01
02

Production
(boe/d)



70
0
99
00
01
02

Cash Flow
($ millions)

Laying the Foundation

2002

Ketch Energy Ltd.
Production
~ 9,700 boe/d

Acclaim combines with Ketch Energy
Closing date: October 1
Spinoff: Ketch Resources Ltd.

Acclaim Energy Trust
Production
~ 5,300 boe/d

2003

Acclaim Energy Trust
Current production including Elk Point ~ 20,500 boe/d
Market capitalization ~ $500 million
Enterprise value ~ $700 million

Elk Point Resources Inc.
Production
~ 6,000 boe/d

Acclaim acquires Elk Point
Closing date: January 28
Spinoff: Burmis Energy Inc.

quality assets


60
0
99
00
01
02

Reserves
(mmboe established)

positioned


350,000
0
99
00
01
02

Undeveloped Land
(net acres)

Acclaim's Present


B.C.
Alberta
Northern Region
Sask.
Central Region
East Central Region
Western Region
Calgary
Southern Region

Production
~ 20,500 boe/d


Natural Gas 53%
Oil & NGLs 47%

Reserves
~ 68,000 mboe established


Natural Gas 48%
Oil & NGLs 52%

Building for the Future

Northern Region	*Central Region*	*Western Region*	*East Central Region*	*Southern Region*



Oil & NGLs
Natural Gas
Oil & NGLs 31%
Natural Gas 69%
Oil & NGLs 32%
Natural Gas 68%
Natural Gas 27%
Oil & NGLs 73%
Natural Gas 12%
Oil & NGLs 88%

Undeveloped Land
~ 406,000 net acres



Northern 18%
Central 40%
Western 15%
East Central 16%
Southern 11%

Capitalization
~ $700 million



Debt 22%
Equity 78%

Highlights

- On October 1, Acclaim merged with Ketch Energy Ltd., in a deal valued at $390 million, creating a substantial oil and gas energy trust weighted towards natural gas.
- On November 27, Acclaim announced the $174 million acquisition of Elk Point Resources Inc., which further enhanced the Trust's weighting towards natural gas.
- The combination of Acclaim, Ketch Energy and Elk Point has created a solid foundation for future growth and financial stability.
- Acclaim unitholders realized a 40 percent total return in 2002 and received cash distributions on a 100 percent tax deferred basis.

ACCLAIM ENERGY TRUST - 2002 TOTAL RETURN: 40%



Acclaim Energy Trust
S&P TSX Oil & Gas Producers
S&P TSX Energy Trust Index
S&P TSX Index
60%
40%
20%
0%
-20%
-40%
J
F
M
A
M
J
J
A
S
O
N
D
Months

2002 CASH DISTRIBUTIONS PER UNIT

Production Month	Payment Month	Pre-Combination Acclaim Distribution (CDN$)	Post-Combination Acclaim Distribution (CDN$)
December '01	January	0.05	-
January	February	0.05	-
February	March	0.05	-
March	April	0.05	-
April	May	0.05	-
May	June	0.06	-
June	July	0.06	-
July	August	0.06	-
August	September	0.06	-
September	October	0.06	-
October	November	-	0.065
November	December	-	0.065
December	January '03	-	0.065

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following highlights are those of Ketch Energy.

Except where noted, financial and operating results in this report do not reflect Acclaim's acquisition of Elk Point Resources Inc. on January 28, 2003.

The fourth quarter marks the first three months of operations since the combination of Acclaim and Ketch Energy on October 1, 2002.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31	Years Ended December 31	
($000s, except where indicated)	**2002**	**2002**	**2001**
FINANCIAL			
Oil and gas revenue, before royalties	**44,791**	**118,909**	112,880
Hedging gains (losses)	**(3,215)**	**546**	5,529
Cash flow from operations	**21,174**	**59,259**	65,051
Per unit - basic	**$0.22**	**$0.94**	$1.71
Per unit - diluted	**$0.21**	**$0.92**	$1.67
Net income (loss)	**1,711**	**(1,544)**	13,783
Per unit - basic	**$0.02**	**$(0.02)**	$0.36
Per unit - diluted	**$0.02**	**$(0.02)**	$0.35
Capital expenditures (net)	**4,870**	**59,331**	49,454
Bank debt	**73,355**	**73,355**	128,074
Working capital deficiency	**12,503**	**12,503**	6,551
Trust units outstanding			
Basic[1]	**98,099**	**98,099**	48,090
Assuming full dilution[1,2]	**116,332**	**116,332**	52,828
OPERATIONS			
Average daily production			
Natural gas *(mcf/d)*	**44,079**	**43,441**	40,674
Crude oil *(bbls/d)*	**6,325**	**3,971**	2,669
NGLs *(bbls/d)*	**1,417**	**1,331**	973
Barrels of oil equivalent *(boe/d)*	**15,089**	**12,542**	10,421
Average selling price			
Natural gas *($/mcf)*	**5.36**	**3.71**	4.91
Natural gas - net of hedging *($/mcf)*	**4.98**	**4.03**	5.28
Crude oil *($/bbl)*	**35.03**	**35.28**	33.73
Crude oil - net of hedging *($/bbl)*	**32.11**	**32.14**	33.69
NGLs *(CDN$/bbl)*	**20.58**	**18.48**	20.26
Combined before hedging *(CDN$/boe)*	**32.27**	**25.97**	29.68
Combined net of hedging *(CDN$/boe)*	**29.95**	**26.09**	31.13
Wells drilled			
Gross	**10**	**42**	56
Net	**5.5**	**32.1**	36.7
Success rate	**91%**	**83%**	85%

[1] *Comparatives for December 31, 2001 are based on the conversion ratio of 1.15 units for each Ketch Energy share, option or warrant then outstanding.*

[2] *Full dilution assumes conversion of all convertible debentures at $3.90 per Acclaim unit, the conversion of the preferred shares, the exercise of all outstanding options and in 2001 the exercise of warrants.*

Message to the Unitholders



J. Paul Charron
President and Chief Executive Officer

Two corporate acquisitions and a near fourfold increase in market capitalization, production, reserves and undeveloped land dramatically transformed and repositioned Acclaim Energy Trust in 2002.

HIGHLIGHTS OF 2002

Acclaim's exciting year of change featured numerous highlights:

- *Merged with Ketch Energy Ltd. on October 1, 2002 in a deal valued at $390 million.*
- *Announced the $174 million acquisition of Elk Point Resources Inc. on November 27, 2002, which closed at the end of January 2003.*
- *Increased market capitalization from less than $150 million at the beginning of 2002 to more than $500 million upon closing of the Elk Point acquisition.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil. Increased production from approximately 6,000 boe/d at the beginning of 2002, consisting of 34 percent natural gas, 35 percent heavy oil and 31 percent light oil and NGLs, to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves nearly four times from 18.5 mmboe in January 2002 to 68.0 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Established five core production areas, four in Alberta and one in Saskatchewan.*
- *Increased undeveloped land holdings by more than three times to approximately 406,000 net acres at the end of January 2003.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent. All cash distributions were100 percent tax deferred.*

MANAGING CHANGE

The biggest change of the year began in July 2002 when Acclaim announced a highly anticipated corporate transaction. The reverse takeover of Acclaim by Ketch Energy Ltd. saw Acclaim increase its market capitalization from $155 million at the time to more than $400 million. The deal allowed Acclaim to retain its 100 percent tax deferred status while transforming the Trust into a strong intermediate oil and gas energy trust with high quality assets, a balanced commodity mix, an enhanced reserve life index and a low cost structure.

As part of the deal, Acclaim internalized the management contract and concurrently Jack Lee stepped aside as President and Chief Executive Officer to become Vice Chairman of the Board of Directors. The termination of Acclaim's management contract eliminated the need to pay acquisition, disposition and management fees.

Four members of Acclaim's new seven member management team were brought over from Ketch Energy where they had successfully combined Interaction Resources Ltd., Highland Energy Inc., Caravan Oil and Gas Ltd. and Post Energy Corporation in a span of less than two years. New compensation programs for Acclaim were implemented to align management and employee interests with those of unitholders.

Not long after the Ketch Energy transaction closed, Acclaim announced its first acquisition under the direction of the new management team. The Elk Point acquisition, announced on November 27, 2002, was valued at $174 million and included high quality natural gas and light oil assets located primarily in the attractive operating areas of west central Alberta and the Peace River Arch. As part of the acquisition, Acclaim purchased 6,000 boe/d of natural gas and light oil production and an estimated 16.0 mmboe of proven and 18.2 mmboe of established reserves. At $10.00 per boe for proven reserves, $8.75 per boe for established reserves and $25,900 per producing boe, the acquisition parameters were exceptional relative to recently announced transactions. The acquisition will be accretive to 2003 cash flow per unit and also accretive on a per unit basis to reserves, production and net asset value. As with the Ketch Energy transaction, Acclaim maintained its 100 percent tax deferred distributions.

Acclaim's two corporate transactions transformed the Trust. After the Elk Point acquisition closed on January 28, 2003, Acclaim's market capitalization grew to more than $500 million with a total enterprise value greater than $700 million. Established reserves evaluated by our independent engineers now total 68 mmboe and provide a solid reserve life index of 9.5 years. Undeveloped land has increased to more than 400,000 net acres and daily production currently exceeds 20,000 boe/d.

Equally as significant as Acclaim's growth in overall production has been Acclaim's improved production mix. Prior to the Ketch Energy transaction, Acclaim's gas production represented 34 percent of overall production, light oil and NGLs comprised 31 percent and heavy oil made up 35 percent. The combination with Ketch Energy and the Elk Point acquisition have dramatically altered the production mix reducing heavy oil to only 8 percent of production while natural gas and conventional oil and NGLs have increased to 53 percent and 39 percent respectively.

ACHIEVING STABILITY

Although Acclaim changed significantly in 2002, we believe these changes have improved stability for the unitholders. Acclaim's dramatic increase in production, reserves and market capitalization and the shift to an asset base weighted towards natural gas and light oil have positioned the Trust to thrive in the high commodity price environment we currently enjoy and to be resilient through the price cycles that characterize the oil and gas industry.

Message to the Unitholders

The combination of Acclaim, Ketch Energy and Elk Point has provided the Trust with a solid foundation. Our mission is to become one of the premier oil and gas energy trusts. Our goals are to provide above average returns to our unitholders and to establish a reputation for consistency, reliability and integrity. Success in our business is driven by people, and to that end, our objective is to develop a positive work environment which is both dynamic and rewarding. We are very pleased with the skilled professionals we have at Acclaim and look forward to their continued contributions in 2003 and beyond.

Acclaim increased its distributions twice in 2002, first from $0.05 to $0.06 per unit in May and then to $0.065 per unit subsequent to closing the Ketch Energy transaction. Investors who purchased Acclaim units at the beginning of 2002 realized an after tax return of 20.7 percent for the year based solely on distributions. The total return for the year including capital appreciation was 40 percent.

Acclaim's intention is to use bank debt prudently and effectively. After closing the Elk Point acquisition, Acclaim's bank debt of approximately $140 million was in line with its peers at about 1.2 times cash flow. The Trust is committed to prudent levels of bank debt in order to maximize growth without putting the Trust at risk in the event of a downturn in commodity prices.

The Trust also manages commodity price risk with an active hedging program designed to ensure long-term stable cash distributions for unitholders, while providing access to commodity price increases. At any given time, Acclaim strives to have downside protection on approximately 50 percent of its production, while retaining upside potential primarily through the use of puts and collars. At the beginning of 2003, Acclaim had downside commodity price protection on 50 percent of the 2003 production of oil and natural gas at average prices of US$23.90 per bbl and $5.08 per mcf respectively.

THE NEW INTERMEDIATES

While commodity prices and stock markets were volatile in 2002, income trusts proved to be resilient. The TSX Income Trust Index posted a total return of 13 percent in 2002 while the broader TSX Index declined 12 percent on a total return basis. With 42 new income trusts introduced in 2002, the capitalization of income trusts increased from $29 billion in January 2002 to more than $44 billion at the end of the year. Energy trusts alone increased market capitalization from $7.6 billion at the beginning of 2002 to currently more than $13.2 billion.

In an environment where mid-sized Canadian exploration and production companies are disappearing, conventional oil and gas trusts have developed into a vital intermediate sector and now account for more than 400,000 boe/d of production. Acclaim's increasing size, together with its knowledge of the Western Canadian Sedimentary Basin, puts the Trust in a strong position to exploit its assets efficiently and compete for corporate and property acquisitions.

OUTLOOK

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit opportunities from its expansive undeveloped land base of more than 400,000 net undeveloped acres through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (20 to 25 net) in 2003. In addition, with a high quality farm-out and joint venture inventory, the Trust is pursuing opportunities to increase unitholder value through additional activity on its land. Ketch Resources Ltd. has committed to spend $10 million on Acclaim land acquired in the Ketch Energy combination and to date has drilled two successful natural gas wells. In addition, Burmis Energy Inc., created during the Elk Point acquisition, has farmed in on 25,000 net acres of undeveloped Elk Point lands. Acclaim continues to review other joint venture and farm-in proposals with the objective of having a total of $25 million of third party funds invested in its opportunity rich lands. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust.

Externally, Acclaim continues to take a disciplined approach in the pursuit of both corporate and property acquisitions. The Trust is committed to completing transactions that are accretive on a per unit basis to cash flow, reserves, net asset value and production. Although growth for growth's sake is not the intention, increased size will provide greater stability, liquidity, access to capital markets and added value to our unitholders.

Several world events continue to affect our business. The threat of crude oil supply disruptions was tempered by the effects of the war in Iraq. This, coupled with lack of demand growth associated with a weak US economy, has resulted in significant reductions in near-term crude oil prices. However, on a historic basis, crude oil prices remain strong in the US$27 to US$30 range. In addition, natural gas prices also remain strong due to concerns surrounding historically low storage levels of natural gas. Given the strength of both commodities, Acclaim is well positioned with a portfolio weighted towards natural gas and light oil and continues to pursue opportunities to further complement this balance. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust.

Acclaim will also remain disciplined with our hedging strategy to provide downside protection in order to ensure stable distributions for unitholders. Acclaim targets continued payout of 80 to 90 percent of its cash flow and expects distributions to be made on a 100 percent tax deferred basis for 2003 and into 2004. We look forward to another exciting and eventful year.

We would like to take this opportunity to thank the members of Acclaim's Board of Directors for their support and all of Acclaim's employees for their diligence and dedication during a successful and dynamic year.

J. Paul Charron
President and Chief Executive Officer
March 28, 2003

Robert G. Brawn
Chairman of the Board

Acclaim's operations consist of a blended portfolio of oil and natural gas properties with considerable upside potential in

five operated regions

located in Alberta, British Columbia and Saskatchewan.

The Trust operates 85 percent of its production and has an enviable land position which exceeds

400,000 net undeveloped acres

and a quality farm-out and joint venture inventory.

The combination of Acclaim, Ketch Energy and Elk Point provides the Trust with

significant exploitation opportunities

including an inventory of 185 development drilling prospects and 50 recompletions and workovers on existing wells.


R12
R2W6
R16
T88
T80
Ogston
Parkland
Tangent
Pouce Coupe
Valhalla
NORTHERN REGION



■ *Acclaim land*

Overview

Acclaim's northern region consists of properties in the Peace River Arch and Red Earth areas of Alberta and Parkland area of British Columbia. Acclaim currently produces 14.0 mmcf/d of natural gas and 1,050 bbls/d of oil and NGLs from the region of which 70 percent is operated. Acclaim also has 73,000 undeveloped net acres in the northern region.

The Tangent property is located in a natural gas prone area of northern Alberta with significant multi-gas formations ranging from the shallow Cretaceous Dunvegan to the deeper Debolt. This variety of producing horizons provides the Trust with an array of low risk, high quality gas production. The Ogston Red Earth property has significant upside potential for Slave Point enhanced oil recovery development scheme. Drilling activity throughout 2002 has positioned the Trust to commence waterflood operations by late 2003 to continue to develop the Ogston area.

Opportunities

Acclaim expects to drill a number of natural gas prospects in the northern region in 2003 as well as implementing two waterflood projects targeting oil in Valhalla and Ogston. Acclaim is also targeting incremental oil production in Spirit River. In Tangent, the Trust plans to optimize its pipelines and facilities as it targets gas in the area through a focused workover and infill drilling program. Acclaim also plans infill drilling to target gas locations in Pouce Coupe.

Review of Operations


R9
R3W5
R23
T60
T52
Thunder
Greencourt
Morinville
Newton
Golden Spike
CENTRAL REGION



■ *Acclaim land*
▫ *Western Region acreage (see next page)*

Overview

The central region, adjacent to Edmonton, Alberta, is one of the Trust's key assets. The Morinville and Golden Spike properties have a number of high quality development opportunities for both oil and liquids rich, natural gas. The oil production in the area originates in the Devonian aged Wabamun and Leduc formations while the natural gas and liquids come from the Lower Mannville Ellerslie sandstone reservoirs.

Acclaim owns and operates the gathering and processing facilities in the Morinville area, thereby eliminating third party costs and generating custom processing revenues. Acclaim has also developed a contractual agreement with ATCO Midstream to have our liquids rich natural gas processed at the Carbondale and Golden Spike gas processing facilities.

Acclaim operates 95 percent of the 6,900 boe/d of production from this region which includes a substantial 160,000 acres of prospective net undeveloped acres.

Opportunities

Acclaim expects to target gas in 2003 through infill drilling on its Golden Spike, Morinville, Thunder and Newton locations in the central region. Acclaim is targeting oil with infill drilling on its Acheson, Spruce Grove and Yekau Lake properties in the Golden Spike Area. At Yekau Lake, Acclaim is currently working with the Enoch Cree First Nation Band to initiate a secondary recovery waterflood project and plans to upgrade its water injection facilities.


R18
R12
R6W5
T54
T48
Bigoray
Lobstick
Pembina
Brazeau
Westrose
WESTERN REGION
Acclaim land



Overview

The western region represents a substantial amount of the assets acquired with the acquisition of Elk Point. Acclaim operates 73 percent of the 3,200 boe/d of production from this area.

This region features high quality drilling prospects in Bigoray, Westrose and Pembina. The gas production in the area comes primarily from the Glauconite, Cardium, Edmonton and Scollard formations while the oil production originates in the Cardium and Pekisko formations. Acclaim's undeveloped land position in this region totals 62,000 net undeveloped acres.

Opportunities

Acclaim plans infill drilling on several locations in its western region in 2003. The Trust is targeting gas at Brazeau, Westerose and Lobstick. Acclaim expects to target oil through infill drilling at Bigoray and Pembina, where the Trust also plans to implement a waterflood project and upgrades to its water injection facilities.

Review of Operations


R20
R8W4
R21
Lloydminster
Baldwinton
T44
Sedgewick
Bashaw
Provost
Lanes Lake
T34
Dodsland
West Drumheller
EAST CENTRAL REGION



■ *Acclaim land*

Overview

The east central region is comprised of a number of oil and natural gas properties in central Alberta, oil properties in eastern Alberta, and heavy oil properties in the Lloydminster area producing from the Sparky oil formation. The properties in east central Alberta include Lanes Lake, Bashaw, Provost and Sedgewick. At Dodsland, an 18-well infill program was successfully executed in 2002.

Total production from this region includes 8.0 mmcf/d of natural gas, 2,050 bbls/d of light oil and 950 bbls/d of heavy oil in the Lloydminster and Baldwinton areas of Saskatchewan. The east central region has approximately 65,000 net acres of undeveloped land with numerous opportunities identified.

Opportunities

Acclaim plans infill drilling in 2003 to target oil in the east-central region on its locations in Baldwinton and Epping. The Trust plans enhanced secondary recovery targeting oil through an existing waterflood at Sedgewick. Acclaim expects to target gas through infill drilling at Lanes Lake and Drumheller.


R11
R4W4
R25
Bantry
T15
Leitchville
T5
Manyberries
Coutts
R9
R2W2
R30
T8
Huntoon
T3
Elcott
Acclaim land

SOUTHERN REGION

Overview

The southern region consists of operated oil properties in the Bantry and Manyberries areas of southern Alberta. Bantry and Manyberries continue to deliver crude oil from primary depletion of the Lower Mannville Sunburst sandstone. Acclaim has increased its oil recovery in Manyberries through upgraded water injection facilities, implementing a pressure maintenance and effective waterflood scheme. Acclaim owns a significant interest in two operated oil batteries and many single well batteries in the Manyberries property.

Acclaim is currently producing 2,320 bbls/d of oil and 2.2 mmcf/d of natural gas from this region. The southern region has over 46,000 net acres of undeveloped lands. Opportunities for drilling, waterfloods, workovers and facility upgrades are targeted for 2003.

Opportunities

Acclaim plans primary recovery through delineation wells and infill drilling in 2003. The Trust is targeting oil through an existing waterflood on its Manyberries location. Acclaim also expects to upgrade its water injection facilities in the area. Acclaim will target oil through infill drilling in Wapella, Bantry and Leitchville and through delineation wells in Huntoon. The Trust plans to target gas through infill drilling in Coutts.

Review of Operations

DRILLING

Prior to the combination with Ketch Energy, Acclaim participated in the drilling of 23 (20.1 net) wells resulting in 23 (20.1 net) oil wells. The majority of these were development infill wells in the Dodsland area of southwest Saskatchewan targeting light crude oil. For the first nine months of 2002, Ketch Energy participated in the drilling of 31 (25.6 net) wells resulting in 15 (13.3 net) natural gas wells, 9 (6.3 net) oil wells, 2 (2.0 net) service wells and 5 (4.0 net) dry holes.

In the fourth quarter, the combined entity participated in the drilling of 10 (5.5 net) wells resulting in 8.0 (4.0 net) oil wells and 1.0 (1.0 net) natural gas wells and 1.0 (0.5 net) dry hole. Acclaim targeted light crude oil in the Manyberries area of southern Alberta and the Ogsten area of northern Alberta and also drilled a strong natural gas well in the Golden Spike area of central Alberta. Fourth quarter drilling resulted in production additions of approximately 600 boe/d.

Acclaim has identified 185 development drilling locations on its properties with the drilling of 35 to 40 wells budgeted for 2003. Additionaly, Acclaim has identified 50 recompletion and workover locations on its existing inventory of wells with the potential to increase production at relatively low costs.

UNDEVELOPED LAND

The combination of Acclaim, Ketch Energy and Elk Point has provided the Trust with a large and prospective undeveloped land position of 406,000 net acres with an average working interest of 65 percent.

Current undeveloped land holdings

	Gross Acres	Net Acres	WI
Alberta	559,046	360,243	64.4%
British Columbia	27,440	17,661	64.4%
Saskatchewan	42,184	28,424	67.4%
Total	628,670	406,328	64.6%

Joint ventures and farm-outs

Acclaim capitalizes on its undeveloped acreage by entering into joint ventures and farming out higher risk drilling prospects to exploration focused companies. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust. Typically, in exchange for incurring 100 percent of the drilling costs, the farmee will receive a 50 to 70 percent working interest in the property while Acclaim retains the balance.

Acclaim has developed a quality inventory of farm-out and joint venture prospects and has targeted $25 to $30 million for this type of activity on the land base in 2003.

Ketch Resources Ltd., a spinoff exploration company created during the Ketch Energy transaction, has committed to spend $10 million in 2003 on former Ketch Energy lands. In addition, Burmis Energy Inc., a spinoff exploration company from the Elk Point acquisition, has farmed in on 25,000 net acres of former Elk Point lands.

Additional joint venture opportunities are actively being pursued to increase activity on Acclaim's land base. These opportunities provide upside potential to unit holders at little or no cost to the Trust.

OIL AND GAS RESERVES

Acclaim's reserve base has been completely transformed with the combination of Acclaim, Ketch Energy and Elk Point. As at January 1, 2002, Acclaim's established reserves totaled 18.5 mmboe consisting of 30 percent natural gas, 40 percent light oil and NGLs and 30 percent heavy oil. Including the Elk Point acquisition, established reserves as at January 1, 2003 increased to 68 mmboe consisting of 48 percent natural gas, 43 percent light oil and NGLs and 9 percent heavy oil.

The reserves of Acclaim, Ketch Energy and Elk Point have been fully evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") as at January 1, 2003 and are summarized in the tables below.

Reserve life indices

Acclaim's reserve life indices are 8.2 years on a proven basis and 9.5 years on an established basis using year-end reserves (pro forma Elk Point) and estimated 2003 production included in the engineering evaluation.

Reserve reconciliation

	Natural Gas (bcf)		Crude Oil (mmbbls)		NGLs (mmbbls)		Total (mmboe)		Total (mmboe)
	Prov.	Prob.	Prov.	Prob.	Prov.	Prob.	Prov.	Prob.	Established
January 1, 2002[1]	116.6	45.3	9.7	4.4	4.4	1.4	33.5	13.3	40.1
Additions	13.6	-	0.9	0.1	0.4	0.1	3.6	0.2	3.7
Acquisition of Acclaim[1]	21.9	5.3	10.2	2.6	0.2	0.1	14.1	3.6	15.9
Transfer of properties[2]	(13.5)	(6.2)	(0.1)	-	(0.1)	(0.1)	(2.4)	(1.1)	(3.0)
Revisions	(6.7)	(6.1)	-	(0.5)	0.1	(0.3)	(1.0)	(1.7)	(1.9)
Dispositions	(1.4)	(0.5)	(0.1)	(0.1)	(0.2)	-	(0.5)	(0.2)	(0.6)
Production	(15.9)	-	(1.4)	-	(0.5)	-	(4.6)	-	(4.6)
January 1, 2003	114.7	37.9	19.1	6.5	4.4	1.1	42.7	14.1	49.6
Elk Point acquisition[3]	51.8	20.3	5.8	1.9	1.2	0.4	15.6	5.7	18.5
Pro forma Elk Point January 1, 2003	166.5	58.2	24.9	8.4	5.6	1.5	58.3	19.8	68.1

[1] *As a result of reverse takeover accounting, the January 1, 2002 reserves are those of Ketch Energy and Acclaim is deemed to have been acquired by Ketch Energy on October 1, 2002.*

[2] *As part of the Ketch Energy and Acclaim combination, properties were transferred to the spinoff company, Ketch Resources Ltd.*

[3] *The Elk Point acquisition closed on January 28, 2003. A full evaluation of the acquired reserves was conducted for inclusion in this report by GLJ, Acclaim's independent reserve engineers.*

Reserves volumes - pro forma Elk Point acquisition

January 1, 2003	Oil (mbbls)	Gas (bcf)	NGLs (mbbls)	Combined (mboe)
Proved producing	17,840	128.3	4,437	43,661
Proved non-producing	7,084	38.2	1,119	14,562
Total proved	24,924	166.5	5,556	58,223
Probable	8,461	58.2	1,521	19,693
Proved plus probable	33,385	224.7	7,077	77,916
Reduction of 50% for risk	(4,230)	(29.1)	(761)	(9,846)
Established	29,155	195.6	6,316	68,070

Reserves values - pro forma Elk Point acquisition

	Net Present Value ($ millions) Before Income Tax Discounted at		
January 1, 2003	**0%**	**10%**	**12%**
Proved producing	661.3	429.8	405.1
Proved non-producing	180.9	86.5	76.5
Total proved	842.2	516.3	481.6
Probable	304.1	122.7	108.0
Proved plus probable	1,146.3	639.0	589.6
Reduction of 50% for risk	(152.0)	(61.4)	(54.0)
Established	994.3	577.6	535.6

Pricing assumptions (GLJ - January 1, 2003)

Year	**Crude Oil WTI Cushing Oklahoma** (US$/bbl)	**Light Sweet Crude Oil Edmonton** (CDN$/bbl)	**Natural Gas 30 Day Spot Plant Gate Price** (CDN$/mmbtu)
2003	25.50	38.50	5.40
2004	22.00	32.50	4.80
2005	21.00	30.50	4.50
2006	21.00	30.50	4.65
2007	21.25	30.50	4.65
2008	21.75	31.00	4.65
2009	22.00	31.50	4.65
2010	22.25	32.00	4.70
2011	22.50	32.50	4.75
2012	23.00	33.00	4.85
2013	23.25	33.50	4.90
2014 +	+ 1.5% /yr	+ 1.5% /yr	+ 1.5% /yr

Net asset value

As at January 1, 2003, Acclaim's net asset value was $480 million ($3.84 per unit) including the impact of the Elk Point acquisition.

Net asset value - pro forma Elk Point

($000s, except for per unit amounts)	**10%**
Net present value of established reserves [1]	577,600
Undeveloped land and seismic	55,300
Working capital deficiency, excluding distributions to unitholders [2]	(8,800)
Bank debt [2]	(140,700)
Hedging and lease obligations	(3,800)
Net asset value	479,600
Trust units outstanding [2]	124,760
Net asset value per unit [3]	3.84

[1] The present value of reserves is calculated based on the pricing assumptions at January 1, 2003, as prepared by GLJ.

[2] Values represent the December 31, 2002 balance sheet amounts adjusted for the impact of the Elk Point acquisition.

[3] The net asset value - diluted is $3.50, calculated using an increase to the net asset value of $20.3 million for the proceeds on the exercise of the outstanding options and an increase to the Trust units outstanding of 18.2 million for the incremental units on the exercise of those options, the conversion of the preferred shares and the convertible debentures.

The NAV calculation is based on the pricing assumptions at January 1, 2003 and is highly sensitive to changes in price forecasts over time. For example, the NAV would have been $4.57 per unit ($4.13- diluted) if the prices in effect at April 1, 2003, as prepared by GLJ, were used in the calculation. Additionally, the NAV calculation assumes a "blow down" scenario whereby existing reserves are produced out without being replaced by drilling and or acquisitions. Acclaim's strategy is to replace reserves through exploitation of its current assets and accretive acquisitions.

COMMODITY MARKETING AND PRICE RISK MANAGEMENT

Upon closing the acquisition of Elk Point, Acclaim's natural gas weighting increased to 53 percent of production, while conventional oil and NGLs and heavy oil comprise 39 percent and 8 percent respectively.

The price realized by Acclaim for its natural gas production is priced with reference to AECO Hub in Alberta. In 2002, the monthly gas price index averaged $4.04 per mcf, a reduction of 36 percent compared to 2001. The price began to strengthen late in the year, a trend which continued into 2003 due to a cold winter and declining storage levels.

Of Acclaim's estimated 2003 natural gas production, 67 percent is sold in spot market at the AECO daily or monthly index price, 15 percent in fixed physical contracts and 18 percent to aggregator netback pools managed by Progas Limited and PanAlberta Gas. The netback pools are market sensitive and include a portfolio of contracts targeted outside of Alberta.

The price received by Acclaim for its crude oil is related to the North American pricing benchmark West Texas Intermediate ("WTI"). WTI averaged US$26.11 per bbl in 2002, a slight increase to the average of US$25.97 per bbl in 2001. Acclaim's price is also influenced by the Canadian$/US$ exchange rate as well as the degree of gravity of the oil and hedging activity. The majority of Acclaim's production is classified as light oil which trades at a premium relative to medium and heavy oil. Early in 2003, the benchmark WTI has been very strong averaging US$34.86 per bbl in the first quarter due primarily to uncertainties associated with the conflict in the Middle East.

All of Acclaim's crude oil and NGLs production is sold through independent marketers. Acclaim manages risk with an active commodity price risk management program designed to ensure long-term stable cash distributions for unitholders. Acclaim aims to have downside protection in place on approximately 50 percent of its estimated natural gas and oil production volumes, while retaining significant exposure to upside price movements through the use of puts and collars (current contracts are summarized on page 26).

Acclaim reported a hedging gain of $546,000 for 2002. This includes the hedging gain for Ketch Energy for the nine months to September 30, 2002 and the hedging loss experienced by the combined company after the deemed acquisition of Acclaim by Ketch Energy on October 1, 2002, the result of stronger commodity prices in the fourth quarter.

As of March 2003, Acclaim had hedging contracts in place originating from Acclaim, Ketch Energy, Elk Point and various predecessor companies. Since the combination of Acclaim with Ketch Energy, the Trust has layered on additional marketing contracts and will continue to do so on an ongoing basis, in order to maintain the stability of long-term cash distributions.

Review of Operations

ENVIRONMENTAL, HEALTH AND SAFETY

Environmental

Acclaim is committed to protecting the environment in which it operates. The Trust takes pride in conducting business in a safe, conscious and responsible manner. Acclaim's environmental management system includes the following :

- *Integrate environmental issues and business development.*
- *Conduct annual compliance evaluations on all operational facilities with expedient follow-up.*
- *Ensure consistent waste management practices, focusing on waste reduction.*
- *Maintain an accurate record of all environmental liabilities, effectively managed by a current budget and business plan.*
- *Integrate the concepts of economic viability, environmental integrity and social equity.*
- *Encourage suppliers and contractors to operate with environmental consciousness.*
- *Develop guidelines and improve operating standards through working with government, industry and other interest groups.*
- *Establish dialogue with interested parties regarding issues surrounding Acclaim's business and its relationship with the community and environment.*

Health and safety

Acclaim is committed to conducting business safely and strives to continually improve policies and practices. The Trust has established a commitment towards safety that will protect employees, contractors, the public and the environment, with a corporate vision of an accident free workplace.

Acclaim has implemented a health and safety management system integrating the Trust's corporate standards throughout the organization. The principles within Acclaim's management system will assist the Trust in achieving a Certificate of Recognition from Alberta Workplace Health & Safety. Ongoing scheduled inspections of Acclaim's operations ensure compliance with internal policies and provincial legislation.

COMMUNITY INVOLVEMENT

Acclaim Energy Trust contributes not only to the communities in which it conducts business but also to the world at large. Many of Acclaim's employees are active volunteers in a variety of local organizations and non-profit groups. As well, Acclaim donates substantial funds to various not-for-profit organizations.

In December of 2002, employees of Acclaim created an innovative way to help provide opportunities for children in impoverished countries by holding a silent auction for items donated by co-workers and Acclaim's suppliers. Acclaim matched the $3,000 in funds raised by the employees, resulting in a $6,000 donation to a Canadian charity called "Kids Can Free the Children". Started several years ago by a 12 year old Ontario boy, the money from this charity goes to poverty stricken countries around the world to build schools, buy school supplies, pay for teachers and provide meals for students.

Acclaim is actively involved with the communities surrounding its core production areas. For the past few years, Acclaim has donated $25,000 annually to the Enoch Cree First Nations community in central Alberta for food hampers and $10,000 towards education funding.

In keeping with an interest in the health and well being of the Calgary community, Acclaim has committed $50,000 over five years to the development of the new Alberta Children's Hospital in Calgary.

The following discussion and analysis is management's assessment of Acclaim's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Trust for the year ended December 31, 2002, together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance.

References in this discussion and analysis to boe refer to barrel of oil equivalent whereby natural gas volumes have been converted at a rate of 6 thousand cubic feet of natural gas to 1 barrel of oil. In accordance with Canadian practice, production volume, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise indicated.

IMPORTANT INFORMATION REGARDING COMPARATIVE FINANCIAL STATEMENTS

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following discussion are those of Ketch Energy.

The remaining MD&A refers to "Acclaim" or the "Trust" as the combined entity and the information included herein has been restated, as applicable, to reflect the trust unit exchange ratio of 1.15 Acclaim units for each Ketch Energy share, pursuant to the Plan of Arrangement.

2002 HIGHLIGHTS

Acclaim's year featured numerous highlights:

- *Merged Acclaim with Ketch Energy Ltd. ("Ketch Energy").*
- *Announced the $174 million acquisition of Elk Point Resources Inc. ("Elk Point"), which closed at the end of January 2003.*
- *In addition to other equity issues with net proceeds of $66 million, the Trust also issued convertible debentures with net proceeds of $43.2 million which further diversified Acclaim's capital structure.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil.*
- *Increased production to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves to 68 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent.*

MAJOR TRANSACTIONS

Combination of Acclaim and Ketch Energy (the "Combination")

On July 18, 2002, Acclaim and Ketch Energy jointly announced an agreement to combine the mature assets of Ketch Energy with Acclaim and transfer certain of Ketch Energy's growth assets to Ketch Resources Ltd. The Combination was successfully completed on October 1, 2002 with resounding shareholder support.

In completing the Combination, Acclaim acquired all of the outstanding common shares of Ketch Energy in exchange for 1.15 Acclaim units. Acclaim issued approximately 56 million units to complete the transaction. In addition, each Ketch Energy shareholder received one-third of one common share of Ketch Resources Ltd., a junior oil and gas company that received a transfer of $32 million of assets from Ketch Energy.

As a condition precedent to the Combination, a subsidiary of Acclaim issued 1,762,594 preferred shares to acquire all of the common shares of Acclaim Energy Management Inc, an unrelated company previously contracted to perform management and advisory services. Accordingly, Acclaim has terminated the management contract and internalized management, thereby eliminating future cash payments for management and related fees.

In order to reduce indebtedness and finance its ongoing acquisition and development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipt for gross proceeds of $40 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the merger with Ketch Energy on October 1, 2002.

Acquisition of Elk Point

On November 27, 2002, Acclaim and Elk Point jointly announced a business combination pursuant to a plan of arrangement whereby Acclaim would acquire all of the issued and outstanding shares of Elk Point. Under the plan, all of Elk Point's US and certain minor Canadian properties were transferred to a new company called Burmis Energy Inc., the shares of which were distributed to Elk Point's shareholders.

The plan was overwhelmingly approved by Elk Point security holders at a special meeting on January 28, 2003. Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares. The transaction was valued at approximately $174 million taking into account Elk Point's debt. With the completion of the acquisition, Acclaim became the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization.

The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production, and net asset value and was an exceptional property fit in central and northern Alberta.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures (the "Debentures"). The Debentures, with a face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes.

RESULTS OF OPERATIONS

Production

Daily production increased 20 percent to an average of 12,542 boe/d in 2002 from 10,421 boe/d in 2001. The increase is attributed primarily to the Combination effective October 1, 2002. The impact of the Post Energy Corporation ("Post") acquisition in July 2001 also increased production levels as production from the properties acquired effective July 1, 2001 was included for all of 2002. Acclaim's fourth quarter production rate averaged 15,089 boe/d, with a weighted average of 50 percent natural gas, 41 percent light crude oil and NGLs and 9 percent heavy oil.

Years ended December 31	***2002***	***2001***	***% Change***
Natural gas *(mcf/d)*	**43,441**	40,674	7
NGLs *(bbls/d)*	**1,331**	973	37
Oil *(bbls/d)*	**3,971**	2,669	49
Total *(boe/d)*	**12,542**	10,421	20

Marketing and price risk management

The average price that Acclaim received for its natural gas (before hedging) decreased 24 percent from $4.91per mcf to $3.71per mcf in 2002. In comparison, AECO monthly index decreased 36 percent year over year and NYMEX decreased 26 percent.

The average price that Acclaim received for crude oil (before hedging) increased 5 percent in 2002 to $35.28 from $33.73 in 2001. Although the benchmark West Texas Intermediate ("WTI") price increased slightly, a weaker Canadian dollar resulted in a stronger Canadian dollar price received for crude oil.

The average price that Acclaim received for natural gas liquids ("NGLs") decreased 9 percent from the previous year to average $18.48 per bbl in 2002, compared to $20.26 per bbl in 2001. The natural gas liquid price received as a percentage of the oil price (excluding hedging) received decreased from 61 percent in 2001 to 53 percent in 2002, based on the mix of product.

Average realized price

Years ended December 31	***2002***	***2001***	***% Change***
Oil (excluding hedging) *($/bbl)*	**35.28**	33.73	5
Oil (including hedging) *($/bbl)*	**32.14**	33.69	(5)
Natural gas liquids *($/bbl)*	**18.48**	20.26	(9)
Natural gas (excluding hedging) *($/mcf)*	**3.71**	4.91	(24)
Natural gas (including hedging) *($/mcf)*	**4.03**	5.28	(24)
Total average realized price (including hedging) *($/boe)*	**26.09**	31.13	(16)

Benchmark pricing

Years ended December 31	***2002***	***2001***	***% Change***
AECO natural gas *($/mcf)*	**4.04**	6.30	(36)
Nymex natural gas *(US$/mcf)*	**3.25**	4.38	(26)
WTI crude oil *(US$/bbl)*	**26.11**	25.97	1
CDN$/US$ exchange rate	**0.6368**	0.6458	(1)

Acclaim has a commodity price risk management policy designed to provide downside price protection on a portion of its future production while allowing Acclaim to participate in the upside potential. This practice allows Acclaim to provide stability for cash distributions in a volatile price environment and to ensure economic returns on its capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 67 percent of its natural gas production to the spot markets, 15 percent to fixed contracts and 18 percent of its natural gas to aggregators.

During 2002, Acclaim recorded an overall hedging gain of $0.5 million compared to a gain of $5.5 million in 2001. The Trust recorded a gain on natural gas contracts of $5.0 million (2001 - gain of $5.6 million) and a loss on oil contracts of $4.5 million (2001 - nil).

Acclaim has downside protection in place on 50 percent of its estimated natural gas volumes and 50 percent of its crude oil and NGLs volumes for 2003. Acclaim has numerous hedging contracts in place originating from Acclaim, Ketch Energy and Elk Point. The following tables summarize these contracts for 2003 and details the commodity contracts for 2004. For additional information regarding the contracts in place at December 31, 2002, see Note 15 of the consolidated financial statements.

2003 Commodity contracts

	Q1	*Q2*	*Q3*	*Q4*
Natural Gas				
Fixed price *(GJ/d)*	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars *(GJ/d)*	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors *(GJ/d)*	12,000	-	-	-
Average floor price	$4.60	-	-	-
Call options *(GJ/d)*	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69
Crude Oil				
Fixed price *(bbls/d)*	1,133	833	700	167
Average price *(US$)*	$27.69	$26.80	$27.42	$27.42
Collars *(bbls/d)*	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity contracts

Daily Quantity	*Contract Price*	*Index*	*Term*
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003 - April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004 - June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004 - December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

In the future, Acclaim intends to continue to manage its commodity price exposure in a similar manner, providing downside price protection primarily through the use of floors and collars. Readers are cautioned that any future gain or loss from such a program is dependent on forward markets and future prices and as such the gains and losses experienced in 2002 and 2001 are not necessarily indicative of future gains or losses from the program.

The Trust's cash flow is sensitive to changes in commodity prices as demonstrated by the following table:

Sensitivity to Change in Price and Exchange Rate	*Estimated Effect on 2003 Cash Flow ($000s)*
Change of US$1.00 per bbl in the price of WTI crude oil	2,738
Change of $0.10 per GJ in the price of natural gas	630
Change of 1% in interest rate	1,103
Change of $0.01 in the US$/CDN$ exchange rate	1,192

These sensitivities are based on current projections for 2003, which have been adjusted to include all commodity contracts as disclosed above.

Revenues

Petroleum and natural gas sales were consistent in 2002 at $119.5 million compared to $118.4 million in 2001. The impact of volume increases in 2002 was offset by lower natural gas prices.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Oil and NGL sales revenue	**59,941**	39,816	51
Natural gas sales revenue	**58,632**	72,677	(19)
	118,573	112,493	5
Hedging gains	**546**	5,529	(90)
Royalty income	**336**	387	(13)
Total petroleum and natural gas sales	**119,455**	118,409	1

Petroleum and natural gas sales variance analysis

	$000s
Reported 2001 petroleum and natural gas sales	$118,409
Increase due to natural gas production volumes	**3,734**
Increase due to oil and NGL production volumes	**18,873**
Decrease due to realized natural gas price	**(17,779)**
Increase due to realized oil and NGL price	**1,201**
Impact of hedging activities	**(4,983)**
Total increase, net	**1,046**
Reported 2002 petroleum and natural gas sales	**119,455**

Oil and NGL sales increased 51 percent during the year from $39.8 million in 2001 to $59.9 million in 2002. The increase in sales can be attributed to volume and pricing increases over 2001. Average daily production of oil and NGLs increased to 5,302 bbls/d from 3,642 bbls/d in 2001, the majority of which was a result of the full year impact of the Post acquisition from 2001 and the Combination on October 1, 2002.

Natural gas sales decreased 19 percent year over year from $72.7 million to $58.6 million. Gas prices in 2002 were 24 percent lower than those received in 2001, which reduced revenue despite an increase in production. Average daily production of natural gas increased 7 percent to 43.4 mmcf/d in 2002 from 40.7 mmcf/d in 2001 primarily as a result of the previously mentioned Post acquisition in 2001 and the Combination on October 2002.

Royalties and ARTC

Royalties, net of ARTC, were $26.7 million in 2002 and increased 5 percent compared to $25.4 million in the prior year, due to a 5 percent increase in revenues before the impact of hedging gains. Royalties as a percentage of revenue (before hedging) remained consistent at 22.5 percent, compared to 22.6 percent in 2001.

Years ended December 31		***2002***		***2001***
	$000s	***% Revenue***	***$000s***	***% Revenue***
Oil and NGL royalties	**12,242**	**20.4**	7,169	18.0
Natural gas royalties	**14,951**	**25.5**	19,111	26.3
Royalties before ARTC	**27,193**	**22.9**	26,280	23.4
Less ARTC	**(500)**	**(0.4)**	(876)	(0.8)
Royalties, net of ARTC	**26,693**	**22.5**	25,404	22.6

Production expenses

Production expenses increased 29 percent year over year to $22.7 million from $17.6 million. This increase was primarily due to a 20 percent increase in production volumes. Production expenses per boe increased 7 percent to $4.96 from $4.63, due primarily to the Combination. Acclaim's heavy oil properties have higher production expenses and as a result, the combined entity has a slightly higher cost of production than that of Ketch Energy prior to the Combination. In the fourth quarter of 2002, Acclaim's production expense per boe was $5.42, which is representative of the combined production expenses expected in 2003, before giving effect to the Elk Point acquisition, completed January 28, 2003. Acclaim continues to focus on management of operating costs associated with processing fees, labour, energy management and trucking costs, the largest components of operating costs, in order to maximize netbacks on the associated production.

Production expense variance analysis

	$000s	*% Change*
Reported operating costs - 2001	17,601	
Increase due to production volumes	**3,585**	70
Increase due to increased costs	**1,516**	30
Total increase	**5,101**	100
Reported operating costs - 2002	**22,702**	

Operating netback

Average commodity prices received by Acclaim fell year over year by 24 percent and 9 percent for each of natural gas and NGLs respectively, while oil prices increased by 5 percent, for an overall reduction of 16 percent. This, combined with a slight increase in average production expenses per boe, decreased Acclaim's average operating netback 23 percent to $15.30 per boe from $19.82 per boe in 2001.

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Sales price (including hedging)	**26.09**	31.13	(16)
Royalties, net of ARTC	**(5.83)**	(6.68)	(13)
Production expenses	**(4.96)**	(4.63)	7
Operating netback	**15.30**	19.82	(23)

General and administrative expenses

General and administrative expenses, net of overhead recoveries, remained flat at $3.4 million year over year. However, on a per boe basis, these charges decreased 17 percent to $0.73 from $0.88 reflecting the synergies created by the Post acquisition in 2001 and the combination with Acclaim in 2002. General and administrative expenses in the fourth quarter of 2002, subsequent to the Combination, were $0.80 per boe. General and administrative expenses are expected to be in the range of $1.00 - 1.10 per boe in 2003, reflecting an expected increase in staffing to appropriately manage the Trust and pursue additional acquisition and development opportunities.

Years ended December 31 *($000s, except per boe)*	***2002***	***2001***	***% Change***
G&A expense (gross)	**5,609**	5,007	12
Overhead recoveries	**(2,247)**	(1,649)	36
G&A expense (net)	**3,362**	3,358	-
G&A expense per boe (net)	**0.73**	0.88	(17)

Management fees

No management fees are included in the financial statements as the previous management fee contract was terminated on the Combination. The company previously engaged to perform management and advisory services to the Trust, Acclaim Energy Management Inc., was acquired by the Trust as a condition of the Combination and 1,762,595 preferred shares of a subsidiary of the Trust, with a stated value of $4.86 each, were issued as consideration. Accordingly, the management contract was terminated. Acclaim has an internalized incentive program, aligning management interests with that of unitholder interests.

Interest expense

Interest expense increased by 5 percent to $6.5 million from $6.2 million in 2001. Average debt levels during 2002 were higher than those during 2001 due to the additional debt required to finance the Post acquisition and the significant capital program undertaken by Ketch Energy prior to the Combination. Acclaim paid an average of 5.46 percent on the combined debt obligations during 2002 (2001 - 6.5 percent). The majority of the interest expense relates to the bank debt, on which an average rate of 4.7 percent was paid in 2002 (2001 - 6.4 percent).

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Interest expense	**6,505**	6,187	5

Depletion, depreciation, amortization and site restoration

In 2002, depletion, depreciation, amortization and site restoration increased 43 percent to $62.7 million from $43.6 million. The per unit cost of depletion, depreciation, amortization and site restoration increased 19 percent to $13.71 per boe in 2002 from $11.48 per boe. This increase is related to the cost of corporate acquisitions completed since April 2001 and the future income tax allocations associated with these transactions.

The Trust adopted the liability method of accounting for income taxes effective January 1, 2000. Under the liability method, the book value of property, plant and equipment recorded for an acquisition must be increased by the future income taxes associated with the excess of book value over the income tax values. The impact of this future income tax increment on the corporate acquisitions will continue to impact the annual depletion charge in the future.

Acclaim has provided for expected future costs associated with site restoration and abandonments of wells and facilities. The 2002 year-end provision on the balance sheet has increased by 167 percent to $8.7 million from $3.3 million. This increase reflects the higher number of wells and facilities owned in 2002 relative 2001 as a result of the acquisitions completed in 2001 and 2002.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**50,344**	33,800	49
Depletion and depreciation - future income tax considerations	**9,253**	6,948	33
Amortization of deferred charge	**468**	1,971	(76)
Total	**60,065**	42,719	41

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**11.00**	8.89	24
Depletion and depreciation - future income tax considerations	**2.02**	1.83	10
Amortization of deferred charge	**0.10**	0.52	(80)
Total	**13.12**	11.24	17

Ceiling test

For the years ended 2002 and 2001, the Trust's ceiling test resulted in estimated future net revenues being in excess of the net book value of petroleum and natural gas assets and therefore, no ceiling test write-down was required. At December 31, 2002, year-end prices of CDN $38.00 per bbl of crude oil and CDN$5.52 per mcf of natural gas were used in the calculation (December 31, 2001 - CDN $28.22 per bbl of crude oil and CDN $3.43 per mcf of natural gas).

Income taxes

Capital taxes of $0.9 million were recorded in 2002 (2001 - $0.8 million). Capital taxes increased due to the larger capital base associated with the Post acquisition in 2001 and the Combination in 2002. Acclaim paid no current income taxes in either 2002 or 2001.

Under Canadian generally accepted accounting principles, the Trust does not recognize any future income taxes, as taxable income is allocated to the unitholders in the form of taxable distributions. However, the Trust's operating companies are required to account for future income taxes. Future taxes arise due to differences between the accounting and tax values of the operating companies' assets and liabilities.

In the Trust's structure, payments are made between the operating companies and the Trust transferring both income and future income tax liability to the unitholders. Therefore, it is the opinion of management that no cash income taxes are expected to be paid by the operating companies in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

Years ended December 31 *($000s, except where noted)*	***2002***	***2001***	***% Change***
Capital taxes	**935**	808	16
Future income taxes (recovery)	**(1,982)**	7,624	(126)
	(1,047)	8,432	(112)
Total income taxes *($/boe)*	**(0.23)**	2.22	(110)
Effective tax rate *(%)*	**76.5**	34.3	123

Income tax pools

At the end of 2002, Acclaim had $228.6 million of tax pools available for deduction against future taxable income as compared to $193.1 million at the end of 2001. The Trust does not expect to be subject to cash taxes through 2003 due to its strong tax position.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Canadian oil and gas property expense	**38,090**	41,478	(8)
Canadian development expense	**48,957**	34,363	42
Canadian exploration expense	**39,234**	53,019	(26)
Foreign exploration and development expense	**2,415**	2,418	0
Undepreciated capital costs	**47,439**	40,069	18
Non-capital losses	**42,059**	16,705	152
Financing charges	**10,381**	5,043	106
	228,575	193,095	18

Cash flow from operations and net earnings (loss)

Although production volumes increased 20 percent in 2002, cash flow from operations decreased 9 percent to $59.3 million in 2002 from $65.1 million primarily as a result of reduced natural gas and NGL prices and increased production expenses associated with higher volumes.

Net earnings decreased 111 percent to a $1.5 million loss from $13.8 million of earnings in the previous year. The net loss is attributable to the non-cash expenses of depletion, depreciation and amortization and future income taxes.

Years ended December 31 ($000s)	2002	2001	% Change
Revenues, net of hedging	**119,455**	118,409	1
Royalties, net of ARTC	**(26,693)**	(25,404)	5
Production expenses	**(22,702)**	(17,601)	29
Operating netback	**70,060**	75,404	(7)
General and administrative expenses	**(3,362)**	(3,358)	0
Interest	**(6,505)**	(6,187)	5
Capital taxes	**(935)**	(808)	16
Cash flow from operations	**59,258**	65,051	(9)
Depletion, depreciation, amortization and siterestoration	**(62,784)**	(43,644)	43
Future income taxes (recovery)	**(1,982)**	7,624	(125)
Net earnings (loss)	**(1,544)**	13,783	(111)

QUARTERLY FINANCIAL DATA *($000, except per unit)*

The following table shows selected quarterly financial information for Acclaim.

	Petroleum and Natural Gas Sales	*Net Income*	*Net Income Per Unit Basic*	*Net Income Per Unit Diluted*
2001				
First quarter	32,107	7,666	0.26	0.24
Second quarter	24,148	5,343	0.17	0.16
Third quarter	32,156	2,025	0.04	0.04
Fourth quarter	29,998	(1,247)	(0.03)	(0.03)
Total	118,409	13,787	0.36	0.35
2002				
First quarter	**28,202**	**26**	**-**	**-**
Second quarter	**24,987**	**457**	**0.01**	**0.01**
Third quarter	**24,690**	**(3,736)**	**(0.07)**	**(0.07)**
Fourth quarter	**41,576**	**1,709**	**0.02**	**0.02**
Total	**119,455**	**(1,544)**	**(0.02)**	**(0.02)**

** Due to the Combination on October 1, 2002, Q1 through Q3 in 2002 and all quarters in 2001 represent the information solely of Ketch Energy. Per unit information has been restated based on the exchange ratio of 1.15 Acclaim units for 1.0 Ketch Energy shares.*

CASH DISTRIBUTIONS

Acclaim distributes the net cash flow from its oil and gas properties to the Trust unitholders on a monthly basis. A portion of this cash flow is typically withheld to repay bank debt and fund capital expenditures. Management monitors Acclaim's distribution policy with respect to forecasted cash flows, debt levels and spending plans. The level of cash retained for debt repayment typically varies between 5 and 20 percent of total cash flow. Management is prepared to adjust the payout levels in an effort to balance the investor's desire for distributions with the Trust's requirement to maintain an appropriate, prudent capital structure.

For the nine months ended September and prior to the Combination, Acclaim distributed $15.3 million which represented 77 percent of cash flow from operations.

The payout ratio increased to 90 percent for the three months ended December 31, 2002 where Acclaim generated $21.2 million of cash flow from operations and distributed $19.0 million.

Acclaim raised its monthly distribution twice during 2002. The distribution increased from $0.05 per unit to $0.06 per unit in May and from $0.06 per unit to $0.065 per unit in October. Distributions have remained stable since that time at $0.065 per unit.

Acclaim's distributions are considered a return of capital and are tax deferred. The Trust forecasts that distributions will remain as a 100 percent return of capital into 2004.

The following table shows Acclaim's cash flow and distributions for the nine months prior to the Combination and the three months of Acclaim and Ketch Energy combined.

($000s, except where indicated)	***Three Months Ended December 31 2002***	***Nine Months Ended September 30 2002***
Cash flow from operations	**21,174**	19,909
Distributions	**19,025**	15,267
Distributions per unit *($)*	**0.19**	0.49
Payout ratio *(%)*	**90**	77

CAPITAL EXPENDITURES

Acclaim incurred $59.9 million of capital expenditures in 2002 on exploration, development and complementary property acquisitions. Of this amount, 45 percent was directed towards drilling and tie-ins, 16 percent to complementary property acquisitions, 16 percent to land and seismic and 22 percent to facility expansions. Including the impact of dispositions, the Trust's net capital expenditure program for 2002 totaled $59.3 million compared to $49.4 million in 2001, an increase of 20 percent.

Exploration and development ***Years ended December 31** ($000s)*	***2002***	***2001***	***% Change***
Property acquisitions	**9,181**	13,976	(34)
Land	**5,059**	6,573	(23)
Geological and geophysical	**4,606**	4,060	13
Drilling and completions	**27,288**	36,454	(25)
Facilities and equipment	**13,627**	10,936	25
Capitalized G&A	**235**	255	(8)
Total capital expenditures	**59,996**	72,254	(17)
Dispositions	**(665)**	(22,800)	97
Net capital expenditures	**59,331**	49,454	20

LIQUIDITY AND CAPITAL RESOURCES

Acclaim utilizes three sources of funding to finance its capital expenditure program and acquisitions, internally generated cash flow from operations, debt where deemed appropriate and new equity issues if favourable market conditions exist.

Bank debt as at December 31, 2002 was $73.4 million, down from $128.1 million at December 31, 2001. The movement in bank debt reflects the Combination effective October 1, 2002 and the financing arrangements concluded during the year.

On February 21, 2002, prior to the Combination, Acclaim closed a bought-deal equity financing of 4,375,000 trust units at a price of $3.45 per trust unit for gross proceeds of $15.1 million.

In connection with the Combination and in order to reduce indebtedness and finance its ongoing development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipts, for gross proceeds of $40.1 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the Combination on October 1, 2002.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures. The Debentures, with face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The Debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes. Prior to December 31, 2002, $837,000 of the Debentures were converted resulting in the issuance of 214,613 units.

Financial leverage and coverage ratios

Years ended December 31	***2002***	***2001***
Bank debt to EBITDA[1]	**1.1 x**	1.8 x
Cash flow from operation to interest expense	**9.1 x**	10.5 x
Bank debt to bank debt plus equity	**16%**	41%

[1] *EBITDA is calculated from the consolidated statement of earnings (loss) as earnings (loss) before taxes, interest, depletion, depreciation and amortization and site restoration expenses. This measure does not have any standardized measure prescribed by GAAP and may not be comparable to similar measures presented by other entities.*

BANK DEBT

Acclaim expects to use bank debt to fund that portion of its 2003 capital expenditures not funded by cash flow from operations or by equity issues. Acclaim believes that properly managed debt funding enhances growth and profitability to unitholders without dilution or unnecessary risk. The cost of debt is near historic lows. Currently, Acclaim's cost of debt is under 5 percent. Significant increases in interest rates are not expected in 2003.

The Trust has a credit facility with a syndicate of Canadian, chartered and foreign banks that includes a $120 million revolving production loan (2001-$130 million revolving) and a $15 million revolving operating loan (2001 - nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review and re-determination of the Trust's borrowing base.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with term of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition.

UNIT INFORMATION

Acclaim had 98,098,863 trust units and no warrants outstanding at December 31, 2002 compared to 48,089,678 trust units and 854,817 warrants at December 31, 2001. Additionally, the Trust had 1,762,594 preferred exchangeable convertible shares of a subsidiary outstanding at December 31, 2002, which are convertible on a one to one basis to Acclaim units, subject to unitholder approval, compared to nil at December 31, 2001.

As a result of reverse takeover accounting, the comparative number of units/shares and warrants is that of Ketch Energy, converted at the exchange ratio of 1.15 trust units to 1.0 Ketch Energy share.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP's, RRIF's, RESP's and DPSP's. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $0.68 per trust unit in cash distributions to unitholders during the 2002 calendar year, without giving regard to the reverse takeover accounting treatment of distributions. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2001, the Trust paid $0.21 per trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced below zero.

		2002	**2001**
Record Date	**Post-Combination**	**Pre-Combination**	**Pre-Combination**
December 31		**$0.05**	
January 31		**$0.05**	
February 28		**$0.05**	
March 31		**$0.05**	
April 30		**$0.05**	
May 31		**$0.06**	
June 30		**$0.06**	
July 31		**$0.06**	
August 31		**$0.06**	
September 30		**$0.06**	$0.08
October 31	**$0.065**		$0.08
November 30	**$0.065**		$0.05
Total distributions	**$0.13**	**$0.55**	$0.21

US TAXPAYERS

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, if any, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions, is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors if additional information is required.

RISK MANAGEMENT

Investors who purchase Acclaim units are participating in the net cash flow from a portfolio of Western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the Acclaim Units are subject to numerous risks, inherent in the industry.

Acclaim's expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price Acclaim receives for its oil depends on a number of factors, including WTI oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price Acclaim receives for its natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and gas assets depends on Acclaim's assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. Acclaim employs experienced staff on the business development team and performs stringent levels of due diligence in its analysis of acquisition targets, including a detail examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, Acclaim employs experienced staff to evaluate and operate wells and utilizes appropriate technology in its operations. In addition, Acclaim uses prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

Acclaim is subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, Acclaim minimizes the total sales value with any particular purchaser.

The value of Acclaim's trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write- downs on Acclaim's oil and gas property investments. In order to mitigate this risk, Acclaim's proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Director's reviews and approves the reserve report.

Acclaim's access to markets may be restricted at times by pipeline or processing capacity. Acclaim minimizes these risks by controlling as much of its processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable, cost efficient counter parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. Acclaim has no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, Acclaim operates in such a manner to ensure compliance with all applicable regulations and is able to respond to changing regulations and codes of practice.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. Acclaim has reviewed its environmental risks and is in compliance with the appropriate environmental legislation and has a competent staff focused on managing and minimizing the impact on Acclaim's operations.

Acclaim is subject to financial market risk. In order to achieve substantial rates of growth, Acclaim must keep reinvesting in, acquiring or drilling for petroleum and natural gas properties. As Acclaim distributes the majority of its net cash flow to unitholders, it must finance a large portion of its acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for Acclaim's acquisition/expenditure program is through the issuance of equity. If Acclaim is not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact Acclaim's growth rate. Acclaim minimizes the financial market risk by maintaining a conservative financing structure.

OUTLOOK

The combination of Acclaim, Ketch Energy and now Elk Point has created a very attractive foundation for an oil and gas trust. With a market capitalization in excess of $500 million, production in excess of 20,000 boe/d (weighted towards natural gas and light oil), reserves of 68 mmboe and a land base that exceeds 400,000 net undeveloped acres, Acclaim is well positioned for the future. Acclaim maintains the advantage of making distributions to unitholders on a 100 percent tax deferred basis which is expected to continue for the balance of 2003 and into 2004.

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit its expansive undeveloped land base through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (21 to 25 net) in 2003. Externally, the Trust will enter into farm-out agreements and joint ventures to increase activity on its land base. Additionally, the Trust is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value.

The management team at Acclaim is committed to maintaining stable cash distributions over the long-term. Regardless of significant volatility in the commodity markets due to world events, Acclaim believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas sector.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark-to-market values of the contracts can either reduce or increase net income and net income per unit for that period. The Trust expects to adopt this standard January 1, 2004.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future cost of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Trust expects to adopt this standard January 1, 2004. The impact of the effect of this new standard in the consolidated financial statements has not been determined. The Trust currently provides future asset retirement obligations using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to materially impact the Trust.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Management's Report

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2002. The Auditors' Report to the unitholders is presented herein.

J. Paul Charron
President and Chief Executive Officer
March 14, 2003

Stephanie Bunch
Controller

Auditors' Report

Years ended December 31, 2002 and 2001

To the unitholders of Acclaim Energy Trust

We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
March 14, 2003

Consolidated Statements of Earnings (Loss) and Accumulated Earnings *(Note 1)*

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	**2001**
REVENUE		
Petroleum and natural gas sales	**119,455**	118,409
Royalty expense	**(27,193)**	(26,280)
Alberta Royalty Tax Credit	**500**	876
	92,762	93,005
EXPENSES		
Operating	**22,702**	17,601
General and administrative	**3,362**	3,358
Interest	**6,505**	6,187
Depletion, depreciation and amortization	**60,065**	42,719
Provision for site restoration	**2,719**	925
	95,353	70,790
Earnings (loss) before taxes	**(2,591)**	22,215
Provision for capital taxes	**935**	808
Provision for (recovery of) future income taxes *(Note 14)*	**(1,982)**	7,624
NET EARNINGS (LOSS)	**(1,544)**	13,783
Accumulated earnings, beginning of year	**25,447**	13,345
Repurchase of shares *(Note 9)*	**-**	(464)
Repurchase of options for cancellation *(Note 12)*	**(1,594)**	(1,217)
Accumulated earnings, end of year	**22,309**	25,447
Earnings (loss) per unit - basic *(Notes 1 & 9)*	**(0.02)**	0.36
Earnings (loss) per unit - diluted *(Notes 1 & 9)*	**(0.02)**	0.35

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Note 1)

Years ended December 31, 2002 and 2001

($000s)	**2002**	**2001**
		(Restated - Note 6)
ASSETS		
Accounts receivable	**36,701**	23,745
Prepaid expenses	**7,598**	5,843
Total current assets	**44,299**	29,588
Deferred charge *(Note 15)*	**386**	853
Property, plant and equipment, net *(Note 4)*	**562,548**	456,361
Goodwill *(Note 1)*	**51,178**	-
Total assets	**658,411**	486,802
LIABILITIES		
Accounts payable and accrued liabilities	**45,926**	35,870
Distributions payable *(Note 13)*	**6,376**	-
Debenture payable *(Note 5)*	**3,225**	-
Current portion of obligation under capital lease *(Note 7)*	**1,275**	269
Bank debt *(Note 6)*	**73,355**	128,074
Total current liabilities	**130,157**	164,213
Hedging and capital lease obligations *(Note 7)*	**3,806**	4,628
Deferred revenue *(Note 8)*	**612**	803
Future income taxes *(Note 14)*	**143,339**	133,751
Future site restoration and abandonment	**8,738**	3,251
Total liabilities	**286,652**	306,646
UNITHOLDERS' EQUITY		
Capital *(Note 9)*	**317,734**	154,709
Convertible preferred shares *(Note 11)*	**8,566**	-
Convertible debentures *(Note 10)*	**42,363**	-
Accumulated earnings	**22,309**	25,447
Accumulated distributions *(Note 13)*	**(19,213)**	-
Total unitholders' equity	**371,759**	180,156
Total liabilities and unitholders' equity	**658,411**	486,802

See accompanying notes to consolidated financial statements.

Subsequent event (Note 16).

Approved on Behalf of the Board of Directors:

Robert G. Brawn
Chairman of the Board

J. Paul Charron
President and Chief Executive Officer

Consolidated Statements of Cash Flows (Note 1)

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	**2001**
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings (loss)	**(1,544)**	13,783
Adjustments for:		
Depletion, depreciation and amortization	**60,066**	42,719
Provision for site restoration	**2,719**	925
Provision for (recovery of) future income taxes *(Note 14)*	**(1,982)**	7,624
Cash flows from operations	**59,259**	65,051
Changes in non-cash working capital	**(4,723)**	(13,887)
Cash provided by operating activities	**54,536**	51,164
FINANCING ACTIVITIES		
Proceeds from (repayment of) bank debt	**(70,929)**	44,434
Repayment of debentures	**(824)**	-
Proceeds from issuance of units and shares, net of issue costs	**66,009**	34,271
Proceeds from issuance of convertible debentures, net of issue costs *(Note 10)*	**43,200**	-
Repurchase of shares	**-**	(1,180)
Repurchase of options for cancellation	**(1,594)**	(302)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,490)**	(3,050)
Distributions to unitholders	**(14,584)**	-
Cash provided by financing activities	**19,788**	74,173
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(59,331)**	(72,254)
Acquisition of subsidiaries *(Notes 1 & 3)*	**(11,942)**	(85,000)
Proceeds from disposal of petroleum and natural gas properties	**-**	22,800
Changes in non-cash investing working capital	**(3,051)**	9,117
Cash used in investing activities	**(74,324)**	(125,337)
Cash, beginning and end of year	**-**	-
The Trust paid the following cash amounts in 2002 and 2001:		
Interest paid	**6,082**	5,525
Capital taxes paid	**935**	374

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

1. ACQUISITION OF ACCLAIM ENERGY TRUST

The business combination of Acclaim Energy Trust ("Acclaim") and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior year amounts are those of Ketch Energy.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	**135,500**
Goodwill	**51,178**
Working capital deficiency	**(2,800)**
Bank debt	**(16,210)**
Debenture payable	**(4,049)**
Lease obligations	**(1,612)**
Future income taxes	**(12,170)**
Site restoration and abandonment	**(3,122)**
Convertible preferred shares	**(8,566)**
	138,149
Consideration was comprised of:	
Issuance of units	**126,207**
Transaction costs	**11,942**
	138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 1,762,594 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced (see Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in Note 1. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Petroleum and natural gas properties
The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the units-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proven reserves exist or if impairment occurs. Proven natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill
Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs
Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture
A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition
Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation
Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Assets under capital lease are depreciated on a straight line method over 20 years of useful life.

Unit-based compensation plan

The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Compensation cost is measured based on the intrinsic value of the award at the date of grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 12 for a description of the plan and proforma disclosure of associated compensation cost.

Flow-through shares

Capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act") by Ketch Energy. Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers. No flow-through shares or units have been issued by the Trust.

Capital is reduced by an amount equal to the estimated future income taxes payable by Ketch Energy as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Income taxes

The Trust is a taxable entity under the Act and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments

The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Bankers' Acceptances utilized to fix the interest rate for on the bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

3. ACQUISITIONS

Reverse takeover of Acclaim by Ketch Energy

Effective October 1, 2002, Acclaim combined with Ketch Energy. The combination has been accounted for using reverse takeover accounting. Please refer to Note 1.

Post Energy Corporation

Effective July 9, 2001, Ketch Energy acquired all of the issued and outstanding shares of Post Energy Corporation ("Post"), a public company involved in the exploration, development and production of oil and gas in western Canada. The shares were acquired at a ratio of 1 common share of Post for 1.3 shares of Ketch Energy. Consideration for the Post shares consisted of the issue of 10,491,427 common shares of Ketch Energy at an ascribed value of $5.97 per share and cash consideration of $85 million, including costs of issue.

The acquisition has been accounted for by the purchase method of accounting as follows:

Allocation of purchase price:	
Net working capital deficiency	**(8,234)**
Petroleum and natural gas properties	**284,292**
Future income taxes	**(88,304)**
Long-term debt	**(37,373)**
Hedging obligation	**(2,200)**
Provision for future site restoration	**(1,014)**
	147,167

4. PROPERTY, PLANT AND EQUIPMENT

		2002	
	Cost	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas properties	**684,557**	**124,751**	**559,806**
Assets under capital lease	**2,783**	**463**	**2,320**
Office furniture and equipment	**998**	**576**	**422**
	688,338	**125,790**	**562,548**

		2001	
	Cost	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas properties	520,109	65,464	454,645
Assets under capital lease	1,693	323	1,370
Office furniture and equipment	693	347	346
	522,495	66,134	456,361

Costs relating to unproved properties of $25.4 million (2001 - $34.8 million) were excluded from costs subject to depletion and depreciation. Capitalized overhead expenses were $235,364 (2001 - $255,289).

5. DEBENTURE PAYABLE

The debenture payable of $3.2 million, bears interest at 6 percent per annum and is payable in quarterly instalments of $823 thousand on each of March 31, 2003, June 30, 2003 and September 30, 2003, with a final payment of $756 thousand due on December 31, 2003. A Special Voting Unit was issued to the holders of the debentures and entitles said holders to 29,171,184 votes until the debentures are paid in full. Except for the right to vote at meetings of the unitholders, the Special Voting Units do not confer any other rights onto the holders.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

6. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $120 million revolving production loan (2001 - $130 million revolving), a $15 million revolving operating loan (2001 - $nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility) of which $73.4 million was drawn at December 31, 2002 (2001 - $128.1 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lender may re-determine the borrowing base at any time.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with terms of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility, other than those stated above.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition. Please refer to Note 16.

In order to mitigate the Trust's exposure to fluctuations in interest rates, the Trust has fixed the interest rate on $4 million (2001 - $4 million) of its debt through the use of interest rate swap contracts with a Canadian chartered bank. The interest rate of 6.36 percent includes bank stamping fees of 1 percent. The unrealized loss on these contracts at December 31, 2002 was $128,824 (2001 - a loss of $161,766) and such amounts are recognized in the statements as they are realized. The contracts have a maturity date of April 22, 2004.

7. HEDGING AND CAPITAL LEASE OBLIGATION

Hedging and capital lease obligations is comprised of the following amounts:

	2002	2001
Hedging obligation	**2,848**	3,703
Capital leases	**1,903**	1,194
Other obligations	**330**	-
	5,081	4,897
Less current portion	**1,275**	269
	3,806	4,628

Hedging obligation

Pursuant to the unwinding of certain hedging contracts as discussed in Note 15, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent. The total amount of the hedging obligation at December 31, 2002 was $2.8 million (2001 - $3.7 million).

Capital lease obligation

In October 1999, Ketch Energy entered into a six year lease for its share of the cost of a gas plant at Parkland, British Columbia. The implicit interest rate in the contract was 9.9765 percent.

On October 1, 2002, as part of the assets acquired in the reverse takeover of Acclaim by Ketch Energy, the Trust acquired an additional obligation under capital lease for a gas plant at Carson Creek, Alberta. The implicit interest rate in the contract was 9.92 percent. The aggregate future minimum lease payments required to meet these obligations are as follows:

	2002	2001
2002	**-**	376
2003	**1,430**	376
2004	**375**	376
2005	**314**	314
Total minimum lease payments	**2,119**	1,442
Less interest implicit in the lease	**216**	248
	1,903	1,194
Less current portion, included in current liabilities	**1,275**	269
	628	925

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

Interest expense related to the capital leases is included in interest expense on the consolidated statement of earnings (loss) and amounted to $133,155 (2001 - $132,493). At the end of the fifth year of the lease on the Parkland equipment, the Trust has the option to purchase the equipment under lease for approximately $365,000. At the end of 2003, the Trust has the option to purchase the Carson Creek equipment under lease for $500,000, the amount of which has been included in the table on the previous page.

8. DEFERRED REVENUE

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999.

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense. The premium recorded for December 31, 2002 was $236,970 (2001 - $236,970) with interest expense recorded of $46,561 (2001 - $58,512). The remaining balance at December 31, 2002 was $612,154 (2001 - $802,563)

9. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in Note 1, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units.

	Number of Shares/Units	*Amount*
Balance, December 31, 2000	25,459,392	62,917
Issue of flow-through shares for cash	2,531,115	12,714
Issued for cash	3,000,000	22,500
Shares issued on acquisition *(Note 3)*	10,491,427	61,443
Exercise of stock options and warrants	598,577	1,295
Tax effect of flow-through shares	-	(5,443)
Shares repurchased for cancellation	(263,400)	(717)
Balance, December 31, 2001	41,817,111	154,709
Issued for cash, net of costs	**4,477,941**	**19,270**
Exercise of stock options	**1,647,732**	**6,006**
Exercise of warrants	**743,321**	**2,044**
Transfer of net assets by way of return of capital *(Note 1)*	**-**	**(31,707)**
Adjustments relating to reverse takeover:		
Elimination of Ketch Energy shares	**(48,686,105)**	**-**
Issuance of units at exchange of 1.15	**55,988,967**	**-**
Acclaim units outstanding at acquisition	**32,267,462**	**126,207**
	88,256,429	**276,529**
Issued for cash, net of costs	**9,550,000**	**40,110**
Exercise of unit options	**50,000**	**153**
Issued for employee savings plan *(Note 12)*	**27,821**	**105**
Issue of units on conversion of debentures *(Note 10)*	**214,613**	**837**
Balance, December 31, 2002	**98,098,863**	**317,734**

	2002	*2001*
Basic weighted average number of units	**62,922,338**	38,101,796
Weighted average number of diluted units	**62,922,338**	38,845,631

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

On May 19, 2001, Ketch Energy issued 3,000,000 shares pursuant to a short form prospectus to raise gross proceeds of $22.5 million. The proceeds were used to fund the capital expenditure program in 2001 and to reduce debt.

On July 9, 2001, Ketch Energy issued 10,491,427 shares pursuant to a plan of arrangement to acquire Post Energy Corporation for an ascribed value of $61.4 million (Note 3).

On various dates in the fourth quarter of 2001, Ketch Energy issued 2,531,115 flow through shares for $12.7 million ($7.3 net of tax effect). At December 31, 2001, the full amount had been renounced to the holders and $11.5 million remained to be incurred in 2002, under the look-back rules. All amounts have been expended in 2002, as required.

On October 1, 2002, the Trust issued 9,550,000 units pursuant to a short form prospectus to raise gross proceeds of $40.1 million to finance the reverse takeover of Acclaim by Ketch Energy.

Weighted average number of diluted units

For 2002, basic earnings (loss) per share was equivalent to diluted earnings (loss) per share as a result of the loss for the year. For 2001, dilution was due to the deemed exercise of "in-the-money" options and warrants.

Repurchase of shares under normal course issuer bid

In 2001, Ketch Energy purchased, for cancellation, 263,400 common shares at an average cost of $4.48 under normal course issuer bids. The stated capital of the shares repurchased was less than the amount paid of $1,180,021, resulting in a reduction to accumulated earnings $464,000. No amounts were expended in 2002.

Related party transactions

Included in accounts receivable at December 31, 2002, is an amount of $1,065,701 which is outstanding from directors of the Trust arising under loan agreements of a prior year to enable them to purchase shares of Ketch Energy (December 31, 2001 - $807,518). Subsequent to year end, $532,851 of the total was repaid, with the reminder due in 2005.

Pursuant to the Ketch Arrangement, the management contract with AEMI was internalized as set out in Note 1. The previous shareholders of AEMI were also officers and directors of the Trust.

10. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $3.90 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

As the debentures are redeemable by the Trust, after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units, at any time, the debentures have been classified as equity, rather than debt and interest payments are included in Accumulated Distributions, rather than interest expense (see Note 13).

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available On Conversion	Amount
Issued December 17, 2002	11,538,462	45,000
Issue costs	-	(1,800)
Converted to units during the year *(Note 9)*	(214,613)	(837)
Balance, December 31, 2002	11,323,849	42,363

The fair value of the convertible debentures at December 31, 2002 based on quoted market value was $44,870,000.

11. CONVERTIBLE PREFERRED SHARES

	Number of Preferred Shares	Amount
December 31, 2002	1,762,594	8,566

Subject to unitholder approval, the preferred shares are convertible on a one-for-one basis into exchangeable shares of Acclaim Energy Inc. ("AEI"), a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustment for distributions) with 1,192,141 exchangeable immediately and the remaining 570,453 of the preferred shares convertible as to one-third on each of October 1, 2003, 2004 and 2005. Each preferred share has a stated value $4.86 and is entitled to a 14 percent annual cumulative dividend. Each preferred share is retractable at the option of the holder in units at an amount equal to the stated value plus all accrued and unpaid dividends at any time after the 2003 Annual General Meeting of the unitholders. They are also redeemable at the option of the AEI at any time after December 31, 2002, for units at an amount equal to the stated capital plus all accrued and unpaid dividends.

At December 31, 2002, there was $295,713 of undeclared, unpaid, cumulative dividends.

12. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 1,000,000 units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table is a reconciliation of options outstanding under the Plan from January 1, 2001 to December 31, 2002:

	2002		2001	
	Number of Shares/Units	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding beginning of year	**3,366,882**	**$3.28**	2,315,075	$2.76
Granted	**951,898**	**$4.75**	1,912,873	$3.85
Exercised	**(1,647,736)**	**$3.64**	(217,355)	$3.55
Cancelled	**(2,671,044)**	**$3.57**	(643,711)	$3.14
Outstanding October 1, 2002	**-**	**-**	3,366,882	$3.28
Acclaim options outstanding at date of acquisition on October 1, 2002	**76,000**	**$3.12**	-	-
Granted	**5,120,000**	**$3.94**	-	-
Exercised	**(50,000)**	**$3.05**	-	-
Outstanding, end of year	**5,146,000**	**$3.94**	3,366,882	$3.28
Options exercisable, end of year	**26,000**	**$3.26**	327,805	$2.80

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of 8 percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2002, 27,648 units were issued from Treasury under the Employee Unit Savings Plan with $104,887 being credited to share capital (Note 9). The Trust matching portion is also included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 783,610 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.5 million during 2002 (2001 - $1.2 million) to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 150,000 options considered to be out of the money. These options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement - Note 1.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2002 and 2001. The comparative information for 2001 is that of Ketch Energy and does not include information with regard to any options Acclaim Energy Trust had outstanding prior to the reverse takeover of Acclaim by Ketch Energy on October 1, 2002.

2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$3.00 - 3.50	20,000	3.2 years	$3.05	20,000	$3.05
$3.51 - 4.00	5,126,000	4.8 years	$3.94	6,000	$3.94

2001

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$1.40 - 3.00	1,010,691	4.3 years	$2.41	147,611	$2.07
$3.01 - 3.50	1,727,641	5.3 years	$3.25	126,644	$3.24
$3.51 - 5.00	478,550	5.8 years	$3.97	53,550	$3.78
$5.01 - 7.51	150,000	5.4 years	$7.23	-	-

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. During the year, the Trust granted 5,120,000 options and if the fair value method had been used, the effect would have been to increase general and administrative expense and reduce earnings by $776,010. Net earnings per unit would be reduced by $0.01. Fair value has been calculated using the Black Scholes model (5 year life; 34 percent volatility; 4.257 percent risk free rate of return, 18 percent expected dividends). The weighted average grant date fair value for these options was $0.26 per share.

13. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, any distributions paid to unitholders prior to October 1, 2002 are not reported in the current year's financial statements. The table below shows the distributions to unitholders both before and after the combination.

Distributions onissued units		Post-Combination		Pre-Combination	
Record Date	Payment Date	$/Unit	Distribution	$/Unit	Distribution
Total amounts paid in 2001		-	-	0.21	5,693
Total amounts paid in 2002	before October 1, 2002	-	-	0.49	15,267
September 30, 2002	October 21, 2002	-	-	0.06	1,936
October 31, 2002	November 20, 2002	**0.065**	**6,324**	-	-
November 30, 2002	December 20, 2002	**0.065**	**6,325**	-	-
December 31, 2002	January 20, 2003	**0.065**	**6,376**	-	-
Distributions on issued units		**0.195**	**19,025**	0.76	22,896
Distributions (interest) on convertible debentures *(Note 10)*					
December 31, 2002	June 30, 2003	-	**188**	-	-
Total accumulated distributions		**0.195**	**19,213**	0.76	22,896

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

14. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income which is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2002, the Trust had nil taxable income (2001 - nil) and all distributions were considered a return of capital to the unitholders. During the year, $4.3 million of tax pools were utilized, with the following tax pools remaining:

	2002	2001
COGPE	**17,876**	-
Tax loss carry forward	**1,739**	5,300
Share issue costs	**1,440**	-
	21,055	5,300

Corporate subsidiaries

Future income taxes arise from temporary differences between the accounting and tax bases of the corporate subsidiaries assets and liabilities. The Trust has recorded a future income tax liability associated with those temporary differences as at December 31, 2002 and 2001 relating to the following:

	2002	2001
Temporary differences related to assets and liabilities	**164,196**	139,394
Finance expense charged to unitholders' equity	**(3,786)**	(2,077)
Tax loss carry forward	**(17,071)**	(3,566)
	143,339	133,751

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2002	2001
Net earnings (loss) before taxes	**(2,591)**	22,215
Statutory income tax rate	**42.34%**	42.84%
Expected income tax expense	**(1,097)**	9,517
Add (deduct) the tax effect of:		
Non-deductible crown charges	**8,333**	9,380
Resource allowance	**(5,686)**	(8,502)
Alberta Royalty Tax Credit	**(212)**	(375)
Rate adjustments and other	**(3,320)**	(2,396)
Future income tax expense (recovery)	**(1,982)**	7,624
Capital tax expense	**935**	808
Total tax expense (recovery)	**(1,047)**	8,432

15. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, accounts payable and accrued liabilities, bank debt and hedging and capital lease obligations. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms; the fair value of the obligation under capital lease approximates carrying value due to current rates for comparable terms of the lease obligation. The fair value of the interest rate swaps associated with bank debt is disclosed in Note 6.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada - US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments. A portion of the Trust's exposure to these fluctuations is hedged through the use of swaps and forward contracts. The Trust's exposure to interest rate fluctuations is disclosed in Note 6.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2002 increased by $0.5 million (2001 - $5.5 million).

Deferred charge

On April 14, 2000, Ketch Energy unwound gas contracts for a total of 5,055 GJs per day comprised of a contract for 4,000 GJs per day at $2.29 per GJ to October 2003 and a 1,055 GJs per day contract at $2.54 per GJ to October 2001. The loss on these contracts was $4.3 million and has been recorded as a deferred charge. The charge is being amortized over the term of the original contracts. An amount of $0.5 million was amortized during 2002 (2001 - $2.0 million). The remaining unamortized balance at December 31, 2002 was $386,000 (2001- $853,000)

The Trust has entered into various financial contracts and fixed price physical contracts for 2002 and future years.

December 31, 2002 outstanding contracts

Crude Oil

Financial Instrument	*Daily Volume (bbls)*	*Floor/Ceiling*	*Term*
Three way collar	**1,000**	**US$20.00 - 25.00 - 29.00**	**January 1, 2003 - July 31, 2003**
Three way collar	**1,000**	**US$21.00 - 24.00 - 28.60**	**January 1, 2003 - December 31, 2003**
Collar	**500**	**US$22.00 - 29.10**	**January 1, 2003 - December 31, 2003**
Collar	**500**	**US$22.00 - 29.50**	**January 1, 2003 - December 31, 2003**
Collar	**500**	**US$24.00 - 29.00**	**January 1, 2003 - June 30, 2003**
Collar	**500**	**US$24.00 - 29.07**	**January 1, 2003 - June 30, 2003**

Heavy Oil Differentials

Financial Instrument	*Daily Volume (bbls)*	*Floor/Ceiling*	*Term*
Collar	**800**	**US$6.00 - 12.00**	**July 1, 2002 - June 30, 2003**
Floor	**200**	**US$8.70**	**January 1, 2003 - June 30, 2003**

Natural Gas

Financial Instrument	*Daily Volume (GJ)*	*Floor/ Ceiling*	*Term*
Put	**2,000**	**CDN $4.50**	**November 1, 2002 - March 31, 2003**
Put	**5,000**	**CDN $4.50**	**November 1, 2002 - March 31, 2003**
Put	**5,000**	**CDN $4.75**	**November 1, 2002 - March 31, 2003**
Collar	**5,000**	**CDN $4.75 - 8.20**	**December 1, 2002 - March 31, 2003**
Collar	**5,000**	**CDN $4.75 - 7.80**	**December 1, 2002 - March 31, 2003**
Collar	**5,000**	**CDN $5.00 - 6.85**	**January 1, 2003 - March 31, 2003**
Collar	**2,000**	**CDN $4.50 - 6.35**	**April 1, 2003 - October 31, 2003**
Collar	**5,000**	**CDN $4.50 - 6.20**	**April 1, 2003 - October 31, 2003**
Collar	**5,000**	**CDN $4.50 - 6.25**	**April 1, 2003 - October 31, 2003**
Collar	**5,000**	**CDN $4.50 - 6.50**	**April 1, 2003 - October 31, 2003**
Collar	**5,000**	**CDN $4.50 - 6.16**	**April 1, 2003 - October 31, 2003**

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The fair value of the outstanding crude oil and natural gas contracts as of December 31, 2002, reflects unrealized losses of $2.1 million and $14.0 million respectively. Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452 percent. The unrealized fair value loss on the outstanding contracts at December 31, 2002 is $835,016 (December 31, 2001 - $1,189,784).

16. SUBSEQUENT EVENT

Subsequent to year end, on January 28, 2003, the Trust completed the previously announced acquisition of Elk Point Resources Inc. ("Elk Point"), a public company involved in the exploration, development and production of oil and gas in western Canada. All of the issued and outstanding shares of Elk Point were acquired for $3.70 per Elk Point share, to a maximum of $15 million or a ratio of 0.95 units per Elk Point share, to a maximum of 26.3 million units. Elk Point shareholders elected to receive units in excess of the maximum available and accordingly, the final exchange ratio was calculated as 0.88537 trust units with 26,293,160 units issued and the payment of $15.9 million in cash (including $5.0 million of transaction costs).

The acquisition will be accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows, but is subject to change upon the final determination of fair values.

Allocation of purchase price:	
Net working capital	**1,484**
Petroleum and natural gas properties	**170,000**
Goodwill	**13,603**
Future income taxes	**(11,470)**
Bank debt	**(63,000)**
Hedging obligation	**(352)**
Provision for future site restoration	**(2,325)**
	107,940
Consideration was comprised of:	
Issuance of units	**95,970**
Cash	**10,890**
Transaction costs (net of option proceeds)	**1,080**
	107,940

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $190 million from an aggregate of $150 million. The other terms of the facility remain unchanged.

17. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Additionally, the comparative figures are those of Ketch Energy Ltd. and not of Acclaim as previously reported, due to reverse takeover accounting effective October 1, 2002.

Corporate Information

DIRECTORS

Robert G. Brawn, B. Sc., P. Eng.
Chairman of the Board of Directors

Jack C. Lee, B.A., B. Comm.
Vice Chairman of the Board of Directors

J. Paul Charron, CA
President, Chief Executive Officer and Director

Noel A. Cleland, P. Eng.
Director

R. Carl Smith
Director

Frank W. King, O.C., LlD, B. Sc., P. Eng.
Director

Grant B. Fagerheim
Director

OFFICERS AND SENIOR MANAGEMENT

Brent D. Defosse, P. Eng.
Vice President, Production and Chief Operating Officer

Richard J. Tiede, P. Eng.
Vice President, Business Development

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Grace D. Stickland
Vice President, Land

Stephanie A. Bunch, CA
Controller

Allan R. Willms, P. Eng.
Manager, Engineering

Wesley R. Morningstar
Manager, Geology and Geophysics

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 261-9010
Facsimile (403) 262-6977
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

Printed by Quebecor World Calgary Designed by Sandy Seifert

ACCLAIM

Energy Trust

1800, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Telephone (403) 261-9010 Facsimile (403) 262-6977
Email : acclaim@acclaimtrust.com
Website : www.acclaimtrust.com